UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Results of the 41st Annual General Meeting of Shareholders

On March 19, 2026, LG Display Co., Ltd. held its 41st Annual General Meeting of Shareholders for the fiscal year 2025. All of the following agendas for approval were approved as originally proposed.

Agenda for Meeting :

(1) For Reporting

1) Audit Committee’s Audit Report

2) Fiscal Year 2025 Business Report

3) Report on Related Party Transactions

4) Report on operation of internal accounting management system

(2) For Approval

1) The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2025

2) Amendment to the Articles of Incorporation

2-1) Addition of new objective of the company

2-2) Deletion of the provision excluding cumulative voting system (Reflection of recent amendments to the
Commercial Code)

2-3) Establishment of an electronic General Meeting of Shareholders system (Reflection of recent amendments to the Commercial Code)

2-4) Change of the title of Independent Directors (Reflection of recent amendments to the Commercial Code)

2-5) Increase in the number of separately elected Audit Committee Members (Reflection of recent amendments to the Commercial Code)

2-6) Strengthening of voting right restrictions in the appointment or dismissal of Audit Committee Members
(Reflection of recent amendments to the Commercial Code)

2-7) ADDENDA (2026.3.19.)

3) Appointment of Outside Director for Audit Committee Member (Jungsuk Oh)

4) Appointment of Outside Director (Sang-Hee Park)

5) Appointment of Audit Committee Member (Sang-Hee Park)

6) Remuneration Limit for Directors in 2026

Details of the agenda items for the shareholders meeting

Agenda no.	Type of resolution	Agenda item	Voting result	Based on the total number	Based on the number voting shares exercised in (1)	
				Approval ratio(%)	Approval ratio(%)	Ratio of votes against, abstenti
1	Ordinary resolution	The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2025	Approved	61.8	95.6	4.4
2-1	Special resolution	Amendment to the Articles of Incorporation : Addition of new objective of the company (Firefighting system installation business is added to the objectives of the Company)	Approved	64.3	99.4	0.6
2-2	Special resolution	Amendment to the Articles of Incorporation : Deletion of the provision excluding cumulative voting system (Reflection of recent amendments to the Commercial Code)	Approved	44.4	99	1
2-3	Special resolution	Amendment to the Articles of Incorporation : Establishment of an electronic General Meeting of Shareholders system (Reflection of recent amendments to the Commercial Code)	Approved	64.4	99.6	0.4
2-4	Special resolution	Amendment to the Articles of Incorporation : Change of the title of Independent Directors (Reflection of recent amendments to the Commercial Code)	Approved	64.4	99.6	0.4
2-5	Special resolution	Amendment to the Articles of Incorporation : Increase in the number of separately elected Audit Committee Members (Reflection of recent amendments to the Commercial Code)	Approved	64.4	99.6	0.4
2-6	Special resolution	Amendment to the Articles of Incorporation : Strengthening of voting right restrictions in the appointment or dismissal of Audit Committee Members (Reflection of recent amendments to the Commercial Code)	Approved	64.4	99.6	0.4
2-7	Special resolution	Amendment to the Articles of Incorporation : ADDENDA (2026.3.19.)	Approved	64.2	99.3	0.7
3	Ordinary resolution	Appointment of Outside Director for Audit Committee Member (Jungsuk Oh)	Approved	42.2	94.2	5.8
4	Ordinary resolution	Appointment of Outside Director (Sang-Hee Park)	Approved	57.4	88.7	11.3
5	Ordinary resolution	Appointment of Audit Committee Member (Sang-Hee Park)	Approved	36.8	82.2	17.8
6	Ordinary resolution	Remuneration Limit for Directors in 2026 (4.0 billion KRW)	Approved	63.6	98.4	1.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 19, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division